Exhibit 99.2

Bill Nuti Chairman & CEO 250 Greenwich Street-35th Floor
New York, NY 10007 bill.nuti@ncr.com
Tel: 212-589-8499
Fax: 866-682-1059

Dear Life Honorary Members and Former NCR Executives,

As we announced Q2 earnings today, it was clear to those both outside the company and within – we are executing our strategy.

We said we would grow revenues profitably…and that is exactly what we did. We reported total revenue for Q2 of $1.3 billion, which is up 12% from Q2 2010. NPOI increased to $101 million, up from $88 million last year, and non-pension EPS was up 31% year-over-year (Y/Y) to $.46.

Orders were up 15% Y/Y and our backlog is strong, up 16% Y/Y. Our funnel, which is a predictor of future orders, is up 15% – 14% of which was due to new opportunities that entered the funnel in Q2. Financial Services led the way in order growth up 27%, while Emerging Industries combined were up 31%. Michael O’Laughlin, SVP, Financial Services, and Nadine Routhier, VP, Telecom & Technology, are to be congratulated on their teams’ respective performance. North America and CLA were standout performers in Q2 with order growth of 39% and 73% respectively. Congratulations to Dale Grant, Regional Sales VP, NAMER, John Gregg, Regional Sales VP, CLA, and their respective teams.

We said we would drive growth in our core businesses…and we did. Beyond growing revenues – Financial Services are up 15% Y/Y and Retail is up 3% Y/Y – we are innovating and bringing new groundbreaking solutions to market.

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This quarter we embarked on what is the most significant growth initiative NCR has a undertaken in 20 years – our agreement to acquire Radiant Systems. This will establish NCR’s third core industry vertical - Hospitality. Radiant is doing things that we at NCR are not yet doing….and they are doing them well. Once this transaction is complete, no other technology company will be able to compete with our combined solutions portfolio, global services capability, market reach and people.

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We recently launched two new kiosks in Financial Services – the SelfServ4 and SelfServ8. These kiosks allow consumers the flexibility to open and maintain accounts, as well as research and purchase financial products without having to meet with a customer service agent, if that is their preference.

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Over the next few quarters we will be introducing new software innovations in Retail including three next-generation, service-orientated architecture (SOA)-based food and general merchandise point-of-sale applications in the U.S. and Europe. This will allow retailers to more easily integrate the applications into their store environments and interconnect next-generation services.

We said we would increase our focus on our emerging industries…and revenues increased 16% with Operating Income (OI) as a percentage of revenue improving 1,020 basis points Y/Y. Well done!

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I’d especially like to call attention to our Entertainment business, which grew revenues 65% Y/Y. Same store sales growth was a solid 30% year on year. What really excites me is that because of our superior service, we are able to share stories of how we are beating the competition – like our recent win against Redbox. The team is executing its strategy, and it is reflected in their results.

Additionally, as we further our business goal to become a services-led, hardware-enabled, software-driven business, we are positioning ourselves to lead market trends such as the rapid expansion of mobility, mobile and online e-commerce and cloud POS/SaaS.

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In Travel, not only is our mobile boarding pass technology taking hold, we also landed a partnership with Copa airlines which will help to expand our global footprint in the emerging Latin American market. And be sure to check-out our technology featured in recent iPhone ads.

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Our c-tailing vision continues to gain momentum and with the launch of our new website. We should all be able to articulate this story. We are also gaining traction with software solutions like the NCR Enterprise Server in Healthcare.

Key to our strategy is improving our gross margins. In order for us to do this we need to grow our software and services revenue while increasing productivity via continuous improvement initiatives.

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Services continues to play an increasingly important role in NCR’s overall performance. This quarter, Services revenues grew 12% Y/Y and improved margins by 230 basis points. We did all of this while improving customer service and loyalty.

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Last week we held our second annual Continuous Improvement (CI) Summit. CI is truly becoming a part of our DNA, and as we take our program to the next level, we are on track to deliver $400 million in cumulative cost savings by the end of 2012. These cost savings are sustainable and lasting, generating higher productivity and greater enterprise efficiency.

We have continued to see improvement in our margins, coming in slightly higher this quarter at 23%, up 10 basis points from a year ago. This is the best margin performance NCR has had since Q4 2008. Services and Retail product margins and higher software were the key contributors to the success. Overall, we still have a long way to go to reach our aspirational goal of 35% gross margins… but we are on our way.

We must always remember that the true measure of our performance is our customer’s loyalty.

The results of our Wave 1 2011 Customer Relationship Survey revealed that we improved our truly loyal score to 41% from 29% a year ago. While this is a strong improvement – we can’t stop here – it’s just the beginning.

Looking across the organization, I am proud of the value we are delivering to our customers, partners and shareholders. NCR is truly an exciting place to work. We are delivering the next generation of productivity gains and consumer experience innovation to customers around the world. We have never been more relevant on a global basis than we are today. Let’s work together to build on our momentum and take NCR to a new level.

Best regards,

/s/ Bill Nuti

Bill Nuti

Chairman and CEO

The planned tender offer described in these materials has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, NCR Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Radiant Systems, Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Radiant Systems, Inc. shareholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.